Exhibit 1


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[LOGO]  HAVAS


PRESS RELEASE

                                                         Suresnes, June 28, 2005


The Havas Board of Directors chaired by Mr Richard F. Colker met on June 28
2005.

The Board appointed the members of the Compensation and Selection Committee and the Audit Committee in accordance with the independence criteria defined by the Bouton report and the Nasdaq rules.

The Compensation and Selection Committee will be composed of Mr Pierre Lescure, Mr Pierre Bouchut and chaired by Mr Michel Boutinard Rouelle.

The Audit Committee will be composed of Mrs Laurence Parisot, Mr Michel Boutinard Rouelle and chaired by Mr Pierre Bouchut.

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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Contacts:

Communications:                Peggy Nahmany
                               Tel : +33 (0)1 58 47 90 73
                               peggy.nahmany@havas.com

Investor Relations:            Virginia Jeanson
                               Tel : +33 (0)1 58 47 91 34
                               virginia.jeanson@havas.com

                               Stephane Houri
                               Tel : +33 (0)1 58 47 91 35
                               stephane.houri@havas.com



2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 538 060,80 euros - 335 480 265 RCS Nanterre - APE 744 B